April 19, 2012

VIA EDGAR
Julie F. Rizzo, Attorney- Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Chart Acquisition Corp.
File No. 333-177280

Dear Ms. Rizzo:

Chart Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”), is electronically transmitting hereunder our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 20, 2012 regarding our Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”) previously filed on March 6, 2012. A marked version of Amendment No. 5 to the Registration Statement (“Amendment No. 5”) is enclosed herewith reflecting all changes to the Registration Statement.  Four clean and four marked copies of this filing are being sent via FedEx to your attention.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with our response.

General

1.
We note your response to our prior comment 1 regarding the application of NASDAQ IM-5101-2 to your offering structure. When available, please provide us with any documentation you receive from NASDAQ in support of your interpretation of IM-51012. To the extent your structure does not meet the applicable listing standards, please revise your document accordingly.

The Company notes the Staff’s comment and will comply, to the extent applicable, therewith. The Company will clear all Nasdaq comments prior to going effective. The Company will provide to the Staff a copy of Nasdaq’s approval for listing, when such a letter is available.

The Offering, page 6

Permitted purchases of public shares by us, page 14

2.
Please explain how the proposed purchases of public shares by you as described in this section will not have a manipulative effect on the post-offering marketplace for those securities. Specifically, the purchases as proposed seem designed to create significant upward pressure on the market price for your securities in light of the presumed relatively sporadic trading of those securities. This would seem to result in purchasers of those securities in the secondary market paying elevated prices as compared to the natural market for those securities. How will the proposed purchases avoid this effect?

The Company has revised its disclosure to state that if it seeks stockholder approval of its initial business combination and it does not conduct redemptions in connection with its initial business combination pursuant to the tender offer rules, it will not make purchases of shares sold in this offering unless the conditions of the safe harbor under Rule 10b-18 of the Securities Exchange Act of 1934, as amended, are satisfied

3.
Please provide us your analysis of whether the potential repurchase of up to 15% of the outstanding shares of common stock (as described on page 14 of your registration statement) would result in a tender offer being effected. We note in this respect that your repurchase program will not comply with Rule 10b-18 or l0b5-1.

The Company advises the Staff that (i) it will make any such repurchase in compliance with the Commission’s guidelines and in such a way that does not constitute a tender offer, and (ii) it has revised its disclosure to state that it will only make any such repurchase in compliance with Rule 10b-18.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 69

Liquidity and Capital Resources, page 70

3.
We note your response to our prior comment 4. Please provide us with the analysis under Delaware law for allowing this type of amendment to be adopted by the board of directors and current stockholders of the company.

The Company has deleted all references to such amendment to its Certificate of Incorporation and revised the Registration Statement accordingly.

4.
Additionally, please revise the Prospectus Summary to disclose this future amendment to your amended and restated certificate of incorporation and the reasons for reducing the number of authorized shares of common stock to 29,000,000 and subsequently increasing the number of authorized shares of common stock to 100,000,000 upon the consummation of your initial business combination.

See response to comment three above.

Principal Stockholders, page 113

5.	Please identify the natural persons with voting and investment power over the shares held by Chart Acquisition Group LLC, The Chart Group L.P. and Cowen Overseas Investment LP.

The Company has revised its disclosure to include the requested information in response to the Staff’s comment.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Stuart Neuhauser, Esq. or Douglas S. Ellenoff, Esq., each at (212) 370-1300.

Very truly yours,

/s/ Christopher Brady
Christopher Brady

cc:           Ellenoff Grossman & Schole LLP
DLA Piper LLP (US)